Exhibit 99.1

Scorpio Bulkers Inc. Announces a Commitment for a $67.5 Million Loan Facility and the Time Charter-In Agreements for Five Dry Bulk Vessels

MONACO-- (Marketwired – Feb 28, 2014) - Scorpio Bulkers Inc. (NYSE:SALT / OSLO-OTC:SALT) (the "Company") announced today that it has received a commitment for a $67.5 million Loan Facility and agreed to time charter-in five dry bulk vessels.

$67.5 million Loan Facility

On February 25, 2014, the Company received a commitment from a leading European financial institution for a Loan Facility of up to $67.5 million.  The Facility will be used to finance up to 60% of the purchase price upon delivery of two Ultramax and two Kamsarmax vessels currently under construction.  The Loan Facility has a final maturity of seven years from the date of delivery of each vessel.  The terms and conditions of this commitment are consistent with those of the Company’s existing credit commitments. The closing of the Loan Facility remains subject to customary conditions precedent, including negotiation and execution of final documentation.

Time charter-in agreements

The terms of the five time charter-in contracts are summarized as follows:

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A 2010 built Ultramax for three years at $14,250 per day.  We have options to extend the charter for up to three consecutive one year periods at $15,250 per day, $16,250 per day and $17,250 per day, respectively. The vessel is expected to be delivered during April 2014.

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A 2010 built Supramax for 20 to 24 months at Company’s option at $14,250 per day. We have an option to extend the charter for an additional 10 to 12 months at $14,850 per day. The vessel is expected to be delivered during the second quarter of 2014.

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A 2011 built Kamsarmax for 23 to 28 months at Company’s option at $15,000 per day. We have an option to extend the charter for an additional 11 to 13 months at $16,000 per day. The vessel was delivered on February 15, 2014.

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A 2012 built Kamsarmax for 11 to 14 months at the Company’s option at $14,000 per day. We have an option to extend the charter for an additional 11 to 14 month period at $14,750 per day. The vessel was delivered on February 23, 2014.

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A 2015 built Supramax for three years at $14,000 per day. We have options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. The vessel is expected to be delivered during the first half of 2015 when it is delivered from the shipyard.

Emanuele Lauro, Chairman and Chief Executive Officer, commented, "We continue to make significant progress in the execution of our business plan.  First and foremost, we are pleased to have received a commitment for an additional credit facility, and we expect to announce additional financings over the next two quarters to continue towards our objective of fully financing our fleet within 2014.  In addition, we are excited to announce additional charter-in agreements, reflecting our continued belief in attractive fundamentals in the dry bulk market.”

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. currently has ten time chartered-in dry bulk vessels (one Ultramax, two Supramax, two Panamax, four Kamsarmax and one Post-Panamax vessel) and has contracted and agreed to purchase 74 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 23 Capesize vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately eight million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com